SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ISOTIS S.A.
(Exact name of registrant as specified in its charter)

18-20 Avenue de Sévelin,
1004, Lausanne
Switzerland
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 1, 2003
IsoTis S.A.

By	/s/ Pieter Wolters
Name: Pieter Wolters
Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis OrthoBiologics Establishes Wound Management
Subsidiary EpiSource, dated December 1, 2003

3

IsoTis OrthoBiologics Establishes Wound Management Subsidiary EpiSource
Major Progress: EpiDex Reimbursed ● Allox Patient Recruitment Completed ● AcuDress Transferred

LAUSANNE, Switzerland, and IRVINE, Calif. — December 1, 2003 — IsoTis OrthoBiologics (SWX/Euronext Amsterdam: ISON; TSX: ISO) announces the establishment of EpiSource to create an independent vehicle and a potential spin-off company for its wound management portfolio. EpiDex, Allox, and AcuDress, the three products that constitute the EpiSource portfolio, have all achieved major milestones.

The Swiss agency OFAS has approved the reimbursement of EpiDex, an innovative solution for the treatment of recalcitrant skin ulcers, starting January 1, 2004 for an initial period of two years. EpiSource intends to commercialize EpiDex in Switzerland through an independent distribution channel.

Patient recruitment for the Allox Phase II dose escalation trial has been recently completed as scheduled. Data analysis is anticipated for June 2004, and an IND filing with the US Food and Drug Administration in the course of September 2004. Allox is the subject of a high-profile deal with US market leader HealthPoint Ltd. that was concluded in August 2003. HealthPoint will assume further clinical and commercial development of Allox once the IND filing is approved.

AcuDress, a cutting-edge burn wound treatment, has been successfully transferred from Bilthoven, The Netherlands, to EpiSource in Lausanne, Switzerland, and will in future be manufactured and shipped from there.

Jacques Essinger, Chief Executive Officer of IsoTis Orthobiologics, said: “We are very gratified with OFAS’ re-evaluation of EpiDex and its reimbursement in the Swiss market. Patients and medical professionals in Switzerland will now get access to state-of-the-art wound management technology that goes beyond the traditional treatment paradigm. With EpiDex reimbursed, AcuDress on the market, and Allox meeting its critical milestones, the commercial value of the pipeline of the new subsidiary EpiSource is materializing, giving it an excellent position to seek partners in Switzerland to further advance its business potential.”

Profile IsoTis OrthoBiologics

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 9 others in development, pro-forma product sales of US$23 million in 2002, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence.

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural” demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$16 billion orthopedics market.

For additional information on IsoTis Orthobiologics, its products, and the orthobiologics market, please visit the company’s new website at www.isotis.com.

For information contact:
Hans Herklots Media & investor relations Tel: +31(0)30 229 5271 Fax: +31(0)30 228 0255 E-mail: investor.relations@isotis.com	Louis G. Plourde Investor/shareholder relations Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, as that term is defined in U.S. federal securities laws, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. These forward-looking statements can be identified by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. Such statements are based on the current expectations of the management of IsoTis only. Reliance should not be placed on these statements because they are subject to known and unknown risks and can be affected by factors that are beyond IsoTis’ control. Actual results could differ materially from current expectations due to a number of factors, including the timely commencement and success of clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of products, development of competing therapies and technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for required governmental and regulatory approvals. For a more detailed description of the factors affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports submitted to the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com, the Toronto Stock Exchange (TSX), and the U.S. Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.